Via Facsimile and U.S. Mail
Mail Stop 6010

April 22, 2009

Melissa Sawyer
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004-2498

>   **Re: IPC Holdings, Ltd.**
>   **Registration Statement on Form S-4/A**
>   **Filed April 13, 2009**
>   **File No. 333-158264**

Dear Ms. Sawyer:

We have reviewed the above referenced filing and have the following comments. We have limited our review to the matters addressed below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Please confirm that you will post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission's EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

Cover Page

2. Please revise to indicate that the form of proxy is a "preliminary" copy. Refer to
    Rule 14a-6(e)(1).

Questions and Answers About the Amalgamation and The Meetings, page i

3. Please revise the disclosure in this section and throughout the document to
    disclose any updates to the company's meeting date and time.

Q: What do I do if I want to change my vote?, page vi

4. Given your disclosure with respect to the ability of IPC shareholders to revoke
    their proxy, please explain how a proxy could be irrevocable, as your answer
    states. Alternatively, revise your disclosure.

Q: What is Validus's offer with respect to the amalgamation? page vi

5. We note your response to our prior comment 1. Please revise the disclosure
    added to this section to include a summary of the specific terms of the Validus
    offer.

Forward-Looking Statements, page 24

6. We note the disclaimers that neither company undertakes any obligation to update
    any forward-looking statements after the date they are made. Please confirm that
    the proxy statement will be amended and re-circulated to reflect a material change
    in the information previously disclosed.

Risk Factors, page 26

7. Refer to the risk factor captioned "Validus's offer may negatively impact our
    ability to . . . " on page 26. Please revise your disclosure to explain why you
    believe that ". . . it is possible that Validus would be unwilling to enter into a
    transaction with IPC . . ." We note that Validus has made a binding offer to IPC
    and appears to have otherwise proceeded as if it intends to enter into an agreement
    with IPC.

The Amalgamation, page 32

Background of the Amalgamation, page 32

8. Please clarify the meaning of the last sentence in the penultimate paragraph on page 33. Are you referring to the "lack of seasoning" of Validus or that of its board and management?

9. We note your disclosure that the exchange ratio was the result of "extensive negotiations between IPC and Max" (page 43). We also note that in this section your description of the negotiation of the exchange ratio is limited to a few unquantified entries. Please expand your discussion of the negotiation of the exchange ratio and disclose the ratio proposed by Max as of December 22, 2008.

10. Please refer to the entries for April 1 and April 6 on page 41 and expand each entry to specify which financial aspects of Validus's offer were reviewed by the IPC board.

11. Please expand your disclosure of the terms of the Validus offer in the March 31, 2009 entry and disclose the par value of Validus's common shares where discussed on page 41.

Reasons Why IPC's Board of Directors Recommends Approval of the Amalgamation, page 42

12. Please explain what is meant by the following statement: "IPC's board of directors' belief that the exchange ratio is fair considered in light of the termination provisions."

13. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in your materials or provided to the staff on a supplemental basis with a view toward disclosure. We cite the following examples of statements or assertions in your materials:

    • "IPC's board of directors believes that the combined entity will benefit from the combined financial resources, management and personnel of IPC and Max and will be better able to capitalize on opportunities in the reinsurance and insurance industry." (page 42)

    • ". . . IPC's Board of Directors believes that the amalgamation will permit the combined entity to derive significant advantages from the more efficient use of capital." (page 42)

- ". . . IPC's Board of Directors also believes that IPC and Max have compatible cultures . . ." (page 42)

- "IPC's board of directors' belief, based on advice from outside legal counsel, that the amalgamation is likely to receive necessary regulatory approvals in a relatively timely manner without material adverse conditions . . . " (page 43)

- ". . . IPC and Max received indicative ratings for the combined business following the amalgamation that were satisfactory." (page 46) With respect to this bullet point, please disclose whether you conducted a similar presentation related to a possible IPC-Validus amalgamation.

- "the combined business plan developed by IPC and Max is expected to result in *significant value creation* potential over a monoline standalone business plan for IPC . . ." (Emphasis added; page 46)

- "Max has already publicly disclosed reductions in its exposure to alternative asset classes, and the combined business plan developed by IPC's and Max's management contemplated a reduction in the combined entity's exposure to alternative asset classes and equity from pro forma 15% as of December 31, 2008, to 10% to 12% of combined assets in 2009, with further diversification within the types of such assets, and the planned exposure to alternative asset classes and equity in the combined company's investment portfolio is well within the range of alternative assets held by peer companies." (page 46)

- "Validus has substantial correlated catastrophe exposure." (page 47)

- "Validus's offer provides less book value per share and tangible book value per share to IPC shareholders than the amalgamation with Max, and Validus's offer, in essence, enables Validus to raise capital at a discount to book value at the expense of IPC's shareholders." (page 47)

- "At the time of Validus's offer, Validus's share price was near the high end of its 52-week trading range, resulting in potential downside risk to IPC shareholders." (page 47) Also with respect to the quoted language, explain why this would be a potential downside to IPC's shareholders.

- "The pro forma ownership percentage of the IPC shareholders, would be 15 percentage points less in the Validus/IPC combined company (43%) compared to the combination with Max (58%)." (page 47)

- "56% of Validus's common shares are held by founding shareholders who are represented on Validus's board of directors, leading to potential conflicts of interest with IPC's unaffiliated shareholders." (page 48) Also with respect to the quoted language, explain why and how this might lead to potential conflicts of interests for IPC's shareholders.

Mark any supporting information provided to identify the specific information relied upon, such as quoted statements, financial statement line items, press releases, and mathematical computations, and identify the sources of all data utilized. Please note that the above list is not intended to be exhaustive.

14. Please clarify the extent to which IPC's and Max's businesses will have "limited overlap" (page 42).

15. We note that one of the reasons why the IPC board recommended the amalgamation with Max is that without it IPC would have to hire a permanent CEO. Please explain the difficulty in hiring someone to this position and contrast this need with the decision to consummate the amalgamation of the company.

16. Please explain the risk identified in the first risk listed at the bottom of page 44 in connection with the A.M. Best rating for the combined entity.

17. Refer to your discussion of the analysis conducted by the IPC board with respect to the Validus offer on page 46. Please disclose the "other" important financial measures referenced in the second bullet point.

18. We note, at the top of page 47, that "IPC and Max have agreed to provide for representation from both companies' independent directors on the combined companies' board of directors." Please disclose whether Validus's offer contained a similar provision.

19. Please refer to the second bullet point on page 47. Revise your disclosure to show your calculations of the premium to benefit IPC shareholders and explain why you are not simply using the closing stock prices for each company (instead of book value measures). Please include a similar calculation with respect to the discount you believe IPC shareholders would receive in the case of an amalgamation with Validus (third bullet point in the second set of bullet points on page 47).

20. Please refer to the third bullet point on page 47. Please explain your basis for believing the amalgamation could close in the second quarter of 2009.

21. Please explain why "IPC's board of directors believes that a business combination without the associated benefits of achieving IPC's other strategic objectives would not be in the best interests of IPC and its shareholders (page 47).

22. Refer to the third bullet point from the end of page 47. Please explain how the IPC-Max amalgamation is not subject to value variation or to a change in the implied premium over time.

Opinion of J.P. Morgan Securities, Inc., Financial Advisor to IPC's Board, page 52

23. Please disclose the extent to which J.P. Morgan Securities, Inc. evaluated the Validus offer delivered to the company on March 31, 2009 and the impact of this offer, if any, on its conclusion regarding the proposed amalgamation with Max Capital. If the company did not request that J.P. Morgan evaluate the Validus offer, please explain your reasoning behind this decision.

Interests of IPC Directors and Executive Officers in the Amalgamation, page 70

24. Please quantify the amount James P. Bryce will be entitled to under the Retirement and Consulting Agreement dated March 1, 2009, as discussed on page 71. You may cross-reference to this information on page 164 of the filing.

Proposal 9: Election of Directors, page 130

25. We note that you may introduce substitute nominees. Please revise to address whether any advance notice provisions affect your ability to designate other nominees. In addition, we note that the shares represented by the company's proxies will be voted for any substitute nominees. Please note that we consider the existence of alternate nominees to be material to a security holder's voting decision. Please advise use as to why you believe you are permitted to use these proxies for the election of other unnamed nominees to be designated by you at a later date. See Rule 14a-4(d)(1).

Cost of Soliciting Proxies, page 185

26. You disclose that you have entered into an agreement with Innisfree M&A Inc. for solicitation services. Please disclose all of the material terms of your arrangement. See Item 4(a)(3) of Regulation 14A.

Closing Information

Please amend the filing in response to these comments. Clearly and precisely mark the changes to the filing effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

In connection with responding to our comment, please provide, in writing, a statement from each participant and filing person, as appropriate, acknowledging that:

- the participant or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to Laura Crotty at (202) 551-3563, Dan Duchovny, Special Counsel Office of Mergers & Acquisitions, at (202) 551-3619 or me at (202) 551-3715. You may also contact me via facsimile at (202) 772-9217. Please send all correspondence to us at the following ZIP code: 20549-6010.

Sincerely,

Jeffrey P. Riedler
Assistant Director